As Filed with the Securities and Exchange           Registration No. 333-______
Commission on July 30, 2003.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                            OPEN JOINT STOCK COMPANY
                MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                     UKRAINE
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1727
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Timothy F. Keaney
                            Executive Vice President
                              The Bank of New York
                             101 Barclay Street, 22W
                              New York, N.Y. 10286
                            Telephone (646) 885-3309

  (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

      Alejandro E. Camacho                                Mitchell Gitin
     Clifford Chance US LLP                              Baker & McKenzie
        200 Park Avenue                               100 New Bridge Street
    New York, New York 10166                             London EC4V 6JA
                                                             England

        It is proposed that this filing become effective under Rule 466

                          |_| immediately upon filing

                            |_| on (Date) at (Time)

 If a separate statement has been filed to register the deposited shares, check
                               the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                       Proposed maximum       Proposed maximum
            Title of each class of                    Amount          aggregate price per    aggregate offering         Amount of
         Securities to be registered             to be registered           unit(1)               price(1)          registration fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by             20,000,000            U.S. $0.05           U.S. $1,000,000       U.S. $80.90
American Depositary Receipts, each American          American
Depositary Share evidencing one hundred (100)    Depositary Shares
ordinary shares in registered form, par value
UAH 0.25, of Open Joint Stock Company
Marganetsky Ore Mining and Processing
Enterprise (the "Shares").
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of Securities to Be Registered

                              CROSS REFERENCE SHEET

                                                             Location in Form of American Depositary
         Item Number and Caption                               Receipt Filed Herewith as Prospectus
         -----------------------                               ------------------------------------
(1)   Name and address of depositary                         Introductory Article

(2)   Title of American Depositary                           Face of American Depositary Receipt, top
      Receipts and identity of deposited                     center
      securities

Terms of Deposit:

(i)   The amount of deposited securities                     Face of American Depositary Receipt,
      represented by one unit of                             upper right corner
      American Depositary Shares

(ii)  The procedure for voting, if any,                      Articles number 15 and 16
      the deposited securities

(iii) The collection and distribution of                     Articles number 12, 14 and 15
      dividends

(iv)  The transmission of notices,                           Articles number 11, 15 and 16
      reports and proxy soliciting
      material

(v)   The sale or exercise of rights                         Article number 13

(vi)  The deposit or sale of securities                      Articles number 12 and 17
      resulting from dividends, splits
      or plans of reorganization

(vii) Amendment, extension or                                Articles number 20 and 21
      termination of the Deposit
      Agreement

(viii) Rights of holders of Receipts to                      Article number 11
      inspect the transfer books of the
      depositary and the list of holders
      of Receipts

(ix)  Restrictions upon the right to                         Articles number 2, 3, 4, 5, 6 and 8
      deposit or withdraw the underlying
      securities

(x)   Limitation upon the liability of                       Article number 18
      the depositary

(3)   Fees and Charges                                       Article number 7

Item 2. Available Information

Statement that Open Joint Stock Company                      Article number 11
Marganetsky Ore Mining and Processing
Enterprise furnishes the Commission with
certain public reports and documents
required by foreign law or otherwise
under Rule 12g3-2(b) under the U.S.
Securities Exchange Act of 1934, as
amended, and that such reports can be
inspected by holders of American
Depositary Receipts and copied at public
reference facilities maintained by the
Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (a) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of , 2002, among Open Joint Stock Company Marganetsky Ore Mining and Processing Enterprise (the "Company"), The Bank of New York (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) The Depositary undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement dated as of , 2003, among Open Joint Stock Company Marganetsky Ore Mining and Processing Enterprise, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, as of , 2003.

                                               Legal entity created by the
                                               agreement for the issuance of
                                               American Depositary Receipts for
                                               ordinary shares, par value UAH
                                               0.25, of Open Joint Stock Company
                                               Marganetsky Ore Mining and
                                               Processing Enterprise

                                               By: THE BANK OF NEW YORK,
                                                      as Depositary


                                               By: /s/: Parry D. Gosling
                                                   ---------------------
                                                   Name:
                                                   Title:

      Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, Open Joint Stock Company Marganetsky Ore Mining and Processing Enterprise has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Ukraine, as of , 2003.

                              By: Open Joint Stock Company Marganetsky
                                  Ore Mining
                                  and Processing Enterprise

                              By: /s/: Vladimir A. Kuz'menko
                                  --------------------------
                                  Name:
                                  Title: Acting Chairman of the Management Board

      Each of the undersigned hereby constitutes and appoints Mitchell M. Gitin his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated as of , 2003.

Name                                         Title
----                                         -----
/s/: Vladimir A. Kuz'menko                   Acting Chairman of the Management Board
-------------------------------------
Name:   Vladimir A. Kuz'menko

/s/: Valeriy V. Kachko                       Deputy Chairman of the Management Board for production
-------------------------------------
Name:   Valeriy V. Kachko

/s/: Tamara V. Fedan                         Deputy Chairman of the Management Board for finance and
-------------------------------------        economy
Name:   Tamara V. Fedan

/s/: Lidiya G. Dobrenkova                    Deputy Chairman of the Management Board, Chief
-------------------------------------        Accountant
Name:   Lidiya G. Dobrenkova

/s/: Anatoliy M. Zagorujko                   Deputy Chairman of the Management Board for personnel
-------------------------------------        administration
Name:   Anatoliy M. Zagorujko

/s/: Vladimir S. Olenchenko                  Deputy Chairman of the Management Board for commerce
-------------------------------------
Name:   Vladimir S. Olenchenko

/s/: Nikolay I. Kalutskiy                    Deputy Chairman of the Management Board for transport
-------------------------------------        and common questions
Name:   Nikolay I. Kalutskiy

                                INDEX TO EXHIBITS

Exhibit                                                             Sequentially
Number                                                             Numbered Page
------                                                             -------------

(a)         Deposit Agreement (including the form of American             8
            Depositary Receipt), dated as of , 2002, among the Company, the Depositary and each Owner and Beneficial
            Owner from time to time of ADRs issued thereunder.

(d)         Opinion of Clifford Chance US LLP, United States counsel     55
            for the Depositary, as to the legality of the securities being registered.